

Mail Stop 3720

May 4, 2017

Anatolii Antontcev
President, Director and Treasurer
Kriptech International Corp.
21/37 moo 4, Bangrak
Bophut, Koh Samui
Surat Thani Province, Thailand 84320

> **Re:** **Kriptech International Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 25, 2017**
> **File No. 333-214815**

Dear Mr. Antontcev:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Director Compensation, page 30

1. We reissue our prior comment 7 in our letter dated April 11, 2017. It appears that you have removed Mr. Aleksandr Zausayev from your officer summary compensation table as opposed to removing him from the director compensation table. Please add Mr. Zausayev back to the officer compensation table and remove him from the director compensation table.

Anatolii Antontcev
Kriptech International Corp.
May 4, 2017
Page 2

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications